OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0145 Expires: Estimated average burden hours per response...15

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Alliance Bancshares California

(Name of Issuer)

Common Stock

(Title of Class of Securities)

01853V 107

(CUSIP Number)

Alliance Bancshares California, 100 Corporate Pointe, Suite 110, Culver City, CA 90230

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of the information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 01853V 107

1.	Name of Reporting Person. I.R.S. Identification Nos. of above person (entities only). Curtis Sanford Reis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 203,515 8. Shared Voting Power 773,900 9. Sole Dispositive Power 203,515 10. Shared Dispositive Power 773,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 977,415
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 16%
14.	Type Of Reporting Person (See Instructions) IN

CUSIP No. 01853V 107

1.	Name of Reporting Person. I.R.S. Identification Nos. of above person (entities only). The Reis Family Trust dated April 24, 1995
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 773,900 8. Shared Voting Power 0 9. Sole Dispositive Power 773,900 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 773,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 13%
14.	Type Of Reporting Person (See Instructions) IN

CUSIP No. 01853V 107

1.	Name of Reporting Person. I.R.S. Identification Nos. of above person (entities only). Pamela Petre Reis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 35,000 8. Shared Voting Power 773,900 9. Sole Dispositive Power 35,000 10. Shared Dispositive Power 773,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 808,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 13%
14.	Type Of Reporting Person (See Instructions) IN

SCHEDULE 13D

1.	Security and Issuer

Security:	Common Stock

Issuer:	Alliance Bancshares California
100 Corporate Pointe, Suite 110
Culver City, CA 90230

2.	Identity and Background

This statement is filed by Curtis Sanford Reis, The Reis Family Trust, and Pamela Petre Reis (collectively, the “Reporting Persons”) pursuant to the Agreement of Joint Filing attached as Exhibit 1.

Curtis Sanford Reis’s principal occupation is as the Chairman of the Board and Chief Executive Officer of the Issuer. Mr. Reis is a United States Citizen and his business address is 100 Corporate Pointe, Suite 110, Culver City, CA 90230.

Pamela Petre Reis’s principal occupation is a retired executive. Ms. Reis is a United States citizen and her address is 1 Wagon Lane, Rolling Hills, CA 90274.

The Reis Family Trust (the “Trust”) was organized pursuant to the laws of the State of California on April 24, 1995. Its principal business is investments on behalf of its named beneficiaries.

During the last five years, no Reporting Person was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws on finding any violation with respect to such laws.

3.	Source and Amount of Funds or Other Considerations

This Schedule 13D is filed as a result of the acquisition by the Trust of 4,000 of the Issuer’s 6.82% Series B Non-Cumulative Convertible Preferred Stock (the “Series B Preferred”), and the acquisition by Pamela Petre Reis of 2,000 of the Issuer’s Series B Preferred stock. The Trust and Ms. Reis purchased the shares at a price of $17.00 per share in a private placement effected by Issuer. The source of the funds used by the Trust for its acquisition was the assets held by the trust. The source of the funds used by Ms. Reis for her acquisition was her personal funds.

4.	Purpose of Transaction

The Reporting Persons have no plans or proposals of the type required to be described in the instructions to Item 4.

5.	Interest in Securities of the Issuer

Mr. Reis beneficially owns 977,415 shares of Common Stock, representing 16% of the outstanding Common Stock, which includes: (i) 176,515 shares held directly by him; (ii) 773,900 shares held by the Trust; and (iii) options to purchase up to 27,000 shares of Issuer. Mr. Reis has sole voting and dispositive power over the shares held directly by him, and he shares voting and investment power with Ms. Reis, his wife and co-trustee, for all shares held by the Trust.

Ms. Reis beneficially owns 808,900 shares of Common Stock, representing 13% of the outstanding Common Stock, which includes (i) 27,000 shares held directly by her; (ii) 6,000 shares which she may acquire upon conversion of the Issuer’s 7% Series A Non-Cumulative Convertible Preferred Stock (the “Series A Preferred”) she holds; (iii) 2,000 shares which she may acquire upon conversion of Series B Preferred stock she holds; and (iv) 773,900 shares held by the Trust. Ms. Reis has sole voting and dispositive power over the shares held directly by her and over the shares she may acquire upon conversion of her Series A Preferred and Series B Preferred. Ms. Reis shares voting and investment power with Mr. Reis, her husband and co-trustee, for all shares held by the Trust.

The Trust beneficially owns 773,900 shares of Common Stock, representing 13% of the outstanding Common Stock, which includes: (i) 760,900 shares; (ii) 9,000 shares which it may acquire upon conversion of the Series A Preferred stock it holds; and (iii) 4,000 shares it may acquire upon conversion of the Series B Preferred Stock it holds. The Trust has sole voting and dispositive power over all shares it holds or may acquire upon conversion of its Series A Preferred and Series B Preferred.

6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

7.	Material to be Filed as Exhibits

Exhibit 1: Agreement of Joint Filing.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2006	Curtis Sanford Reis

/S/ CURTIS SANFORD REIS

Pamela Petre Reis

/s/ PAMELA PETRE REIS

THE REIS FAMILY TRUST DATED 4-24-95

By:	/S/ CURTIS SANFORD REIS
Curtis Sanford Reis, Trustee

By:	/S/ PAMELA PETRE REIS
Pamela Petre Reis, Trustee

EXHIBIT 1

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed on behalf of all of the undersigned with respect to the ownership of shares of common stock of Alliance Bancshares California.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: January 19, 2006	Curtis Sanford Reis

/S/ CURTIS SANFORD REIS

Pamela Petre Reis

/s/ PAMELA PETRE REIS

THE REIS FAMILY TRUST DATED 4-24-95

By:	/S/ CURTIS SANFORD REIS
Curtis Sanford Reis, Trustee

By:	/S/ PAMELA PETRE REIS
Pamela Petre Reis, Trustee